UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-28025
CUSIP NUMBER 37932B 10 0

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Global Energy Inc.

Full Name of Registrant

N/A

Former Name if Applicable

415 Madison Avenue, 15th Floor

Address of Principal Executive Office (Street and Number)

New York NY 10017

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2008 because management requires additional time to compile and verify the data required to be included in the report. It is anticipated that the Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of the Registrant’s Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Asi Shalgi, 646.673.8435

(Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).	☒ Yes
☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes
☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of December 31, 2008, the Registrant had negative working capital, and an accumulated deficit during development stage. Management anticipates that the Registrant will continue to generate significant losses from operations for the foreseeable future, and that their business will require substantial additional investment that have not yet been secured. The Registrant anticipates that the existing cash, rose in a private placement and loans received during the third and fourth quarters in 2008, will not be sufficient to continue its operations through the next 12 months. The Company is also committed to repay the loans in a period less than a year. Management is continuing in the process of fund raising in the private equity markets as the Registrant will need to finance future activities and general and administrative expenses. These conditions raise substantial doubt about the Registrant’s ability to continue as a going concern.

The Registrant reported a loss for the nine month period September 30, 2008 of $2.8 million and expects that the fourth quarter will also result in a net loss.  Accordingly, the Registrant expects their annual 2008 loss will report a significantly higher net loss than 2007.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements made in this notification that are not historical facts, including statements accompanied by words such as “preliminary,” “expect,” “will,” “believe,” “intend” or similar words are forward-looking statements. The information presented in this notification related to the Registrant’s expected results of operations for the twelve month period ended December 31, 2008 is forward-looking statements as it has not yet been finalized. These forward-looking statements involve risks and uncertainties and the Registrant cautions you not to place undue reliance on these forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in this notification, including the factors set forth in the Registrant’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2007. The Registrant does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this notification.

GLOBAL ENERGY INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2009 ——————————————	By: /s/ Asi Shalgi —————————————— Asi Shalgi Chief Executive Officer